

Matthew Wong (b. 1984–2019)

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After reviewing over 25 other examples, Masterworks agreed to privately acquire our third painting by Matthew Wong directly from its owner to avoid any additional intermediary fees - offering it to investors at a discount to our pre-sourcing valuation.

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Initial Offering Price
$2,276,000

Offering Circular
sec.gov

Price Appreciation of Similar Works

44.3%



$6.0m
$5.0m
$4.0m
$3.0m
$2.0m
$1.0m
20
21
22
23

Artist Market Sharpe Ratio
(1995-2021)

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Matthew Wong
N/A
All Art
0.55
S&P 500
0.56
Speculative Returns
High Risk-Adjusted Returns

99% Progress

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WHY WE LIKE THIS PAINTING

MASTERWORKS

- Since Matthew Wong sadly passed away in 2019 at the young age of 35, the artist's market has seen considerable market growth and has been the subject of numerous institutional shows.
- As of February 2023, all of the artist's top 10 auction records have been set since October 2020 and have been dominated by his landscapes and interior scenes.
- In October 2022, the Dallas Museum of Art – opened "The Realm of Appearances," the first retrospective and U.S. museum exhibition devoted to Wong's work. Featuring approximately fifty paintings, the exhibition charts the artist's short career and will run through February 2023.
- Our acquisitions team has reviewed almost 25 examples of work by Wong from around the world, some of which are priced in excess of $1 million. Of these 25 works, this is the third one we have selected to be offered on the Masterworks platform.
- Executed in 2017, two years before the artist's tragic death, the Painting depicts a lush, abstracted landscape painted with impasto brushstrokes that create a sense of movement and fill the compositional space with vibrant color.
- The Painting is a characteristic small scale example of Matthew Wong's vibrant yet melancholic style, which plays on a rich tradition of art historical precedents: its distinctive staccato-like brushstrokes and rich color recall the animated stippling that typified the landscapes of Vincent Van Gogh, while the title and subject of the Painting may recall the impressionist works of Claude Monet.
- As of February 17, 2023 examples similar in scale and execution to the Painting have sold in excess of $2 million at auction and include: *Pink Wave* (2017), which sold for $2,883,449 in June 2022, *Untitled* (2017), which sold for $3,775,350 in March 2021, and *Luminous Night* (2017), which sold for $2,190,000 in March 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$45,866,930	32

MATTHEW

WONG

b. 1984 – d. 2019, CANADA



$2,276,000

INITIAL OFFERING

44.3%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 60 × 40 in. (152 × 102 cm.)

Matthew Wong was a self-taught artist remembered for his vibrant landscapes and interior scenes, painted in a style reminiscent of Post-Impressionist artists like Vincent Van Gogh and Édouard Vuillard.

The Painting is a characteristic medium-scale example of Matthew Wong's vibrant and expressive style, which plays on a rich tradition of art historical precedents. Executed in 2017, two years before the artist's tragic death, the Painting depicts a lush, abstracted landscape painted with impasto brushstrokes that create a sense of movement and fill the compositional space with vibrant color. The Painting's distinctive staccato-like brushstrokes and rich color recall the animated stippling that typified the landscapes of Vincent Van Gogh with whom Wong's work has long been associated, while the title and subject of the Painting – a solitary lotus flower floating in water, may recall the impressionist works of Claude Monet. Matthew Wong's richly textured paint application evident in the Painting has been described by poet and art critic John Yau as a "myriad of lines, dots, daubs, and short, lush brushstrokes [that] are distinct…it is impossible to detect any irony or boredom within the marks. The changing of their size, direction, and color underscores Wong's active engagement with painting." As of February 17, 2023 examples similar in scale and execution to the Painting have sold in excess of $2 million at auction and include: *Pink Wave* (2017), which sold for HKD 22,635,000 ($2,883,449) at Phillips, Hong Kong, on June 22, 2022, *Untitled* (2017), which sold for £2,722,500 ($3,775,350) at Christie's, London, on March 23, 2021, and *Luminous Night* (2017), which sold for $2,190,000 at Christie's, New York, on March 9, 2021. The Painting's execution, subject, and scale make it a commercial and desirable work by Matthew Wong.

In the wake of Matthew Wong's death in 2019, market interest for his work has steadily increased. As of February 17, 2023, all of his top ten auction records have been set since October 2020 and are

AS OF FEBRUARY 17, 2023, WONG'S TOP THREE AUCTION RECORDS ARE LED BY: *THE NIGHT WATCHER* (2018), WHICH SOLD FOR $5,897,150 ON MAY 19, 2022 AT SOTHEBY'S, NEW YORK, *GREEN ROOM* (2017), WHICH SOLD FOR $5,340,000 ON MAY 10, 2022 AT CHRISTIE'S, NEW YORK, AND *NIGHT CROSSING* (2018), WHICH SOLD FOR $4,860,000 AT SOTHEBY'S, NEW YORK, ON NOVEMBER 18, 2021.

dominated by his vibrant, expressive landscapes and interior scenes. In June 2020, *The Realm of Appearances* (2018), the namesake of his first aforementioned retrospective exhibition, sold at auction for $1.8 million, more than 20 times its low estimate, while *Shangri-La* (2017), a large-scale landscape painting sold for $4.47 million four months later, eclipsing its low estimate of $500,000. Thirteen buyers from around the globe registered to bid on the work. In addition to the Dallas Museum of Art, Matthew Wong's work is included in other notable public collections, including the Estée Lauder Collection, New York, the Metropolitan Museum of Art, New York, the Museum of Modern Art, New York, the Guggenheim Museum, New York, and the Art Gallery of Ontario in Canada, among others. As of February 17, 2023, Wong's top three auction records are led by: *The Night Watcher* (2018), which sold for $5,897,150 on May 19, 2022 at Sotheby's, New York, *Green Room* (2017), which sold for $5,340,000 on May 10, 2022 at Christie's, New York, and *Night Crossing* (2018), which sold for $4,860,000 at Sotheby's, New York, on November 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$6.0M
$4.5M
$3.0M
$1.5M
2020
2021
2022

Matthew Wong (b. 1984, Toronto, Canada – d. 2019, Edmonton, Canada) was a self-taught artist remembered for his vibrant landscapes and interior scenes, painted in a style reminiscent of Post-Impressionist artists like Vincent Van Gogh and Édouard Vuillard. He earned a Bachelor's of Art in cultural anthropology in 2007 from the University of Michigan, and a Masters of Fine Art in photography from the School of Creative Media at the City University of Hong Kong in 2013. After completing his Masters, the artist's focus shifted to drawing, and then to painting landscapes by late 2014. In 2015, Wong, who conducted many of his relationships on social media, began to receive widespread attention for his work online and had his first solo exhibition at the Hong Kong Visual Arts Center. A year later, curator Matthew Higgs included Wong's work in "Outside," an exhibition for Karma Gallery at their outpost in Amagansett, N.Y. In 2018, Karma mounted the artist's first solo exhibition in New York, which again was received positively by critics and collectors. In October 2019, Wong died by suicide at his home in Edmonton, Alberta at the age of thirty-five. The following month, a posthumous second solo show titled "Blue" opened at Karma. In the wake of his death, Matthew Wong has been the subject of several notable institutional shows, including a survey exhibition at the Art Gallery of Ontario, which opened in August 2021. In October 2022, the Dallas Museum of Art – the only museum that collected Wong's work during his lifetime, opened "The Realm of Appearances," the first retrospective and U.S. museum exhibition devoted to Wong's work.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Matthew Wong with the following criteria: canvas paintings executed 2017 to 2019 that measure 35 inches by 35 inches to 80 inches by 80 inches and excluding interior scenes. "Another Day" (2018) was excluded from the comparative set due to its atypical composition and execution. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 44.3% CAGR implied from selected sales occurring from June 29, 2020 to June 22, 2022.

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